Exhibit 99.1

Snow Lake Resources Announces Closing of Offering of Common Shares by Nova Minerals

MANITOBA, CAN, April 12, 2022—Snow Lake Resources Ltd., d/b/a Snow Lake Lithium Ltd. (Nasdaq: LITM) (“Snow Lake” or the “Company”) today announced the closing of the previously announced underwritten block trade of 3,000,000 of the Company’s common shares (“Common Shares”) at a public offering price of $6.00 per share by its shareholder Nova Minerals Ltd. (the “Nova Minerals”), resulting in total gross proceeds to Nova Minerals of $18,000,000 (the “Offering”). Snow Lake did not receive any proceeds from the sale of the common shares by Nova Minerals.

Nova Minerals now owns 6,600,000 Common Shares of the Company, or approximately 37% of the total outstanding common shares of the Company. In connection with the Offering, Nova Minerals agreed to lock-up its remaining shares until March 21, 2023.

ThinkEquity acted as sole book-running manager for the offering.

The offering was conducted pursuant to the Company’s registration statement on Form F-1, as amended (File No. 333-264098), that was filed with the Securities and Exchange Commission (“SEC”) and was declared effective on April 7, 2022. This offering was made only by means of a prospectus. A prospectus relating to the offering has been filed with the SEC and is available on the SEC's website at http://www.sec.gov. Copies of the final prospectus may be obtained from ThinkEquity, 17 State Street, 22nd Floor, New York, New York 10004, by telephone at (877) 436-3673, by email at prospectus@think-equity.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Snow Lake Lithium Ltd.

Snow Lake is committed to operating a fully renewable and sustainable lithium mine that can deliver a completely traceable, carbon neutral and zero harm product to the electric vehicle and battery market. We aspire to not only set the standard for responsible lithium battery manufacturing, but we intend to be the first lithium producer in the world to achieve Certified B Corporation status in the process. The wholly owned Thompson Brothers Lithium Project covers a 55,318-acre site that has only been 1% explored and contains an 11.1 million metric tonnes indicated and inferred resource at 1% Li2O.

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” "will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Snow Lake Resources Ltd.’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus related to the public offering filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd.’s undertakes no duty to update such information except as required under applicable law.

Contact: ir@snowlakelithium.com

www.SnowLakeLithium.com

twitter: @SnowLakeLithium

SOURCE: Snow Lake Resources Ltd.